RUBICON MINERALS CORPORATION

Interim Consolidated Financial Statements

Second Quarter Ended June 30, 2012

Unaudited

RUBICON MINERALS CORPORATION
Consolidated Balance Sheets
Unaudited
(Expressed in Canadian Dollars)

	June 30	December 31
	2012	2011
Assets
Current assets
Cash and cash equivalents (note 13)	$182,305,440	$65,870,296
Temporary investments (note 3)	39,879,015	-
Marketable securities (note 4)	927,436	4,024,810
Accounts receivable	1,104,525	1,848,207
Prepaid expenses and supplier advances	668,947	265,702
	224,885,363	72,009,015

Restricted cash and deposits (note 5)	5,947,871	1,686,224
Property plant and equipment (note 6)	24,094,492	17,847,744
Exploration and evaluation assets (note 7)	222,955,688	188,590,629
	$477,883,414	$280,133,612

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities (note 8)	$13,918,653	$9,330,709
	13,918,653	9,330,709
Non-current liabilities
Deferred income taxes	141,335	138,886
Provision for closure and reclamation	2,001,233	1,923,358
	16,061,221	11,392,953
Equity
Share capital (note 9)	520,726,395	327,311,371
Share-based payment reserve (note 9)	20,357,778	17,097,729
Accumulated other comprehensive loss	(853,126)	(1,145,992)
Deficit	(78,408,854)	(74,522,449)
	461,822,193	268,740,659
	$477,883,414	$280,133,612

See accompanying notes to the consolidated financial statements
Subsequent event (see note 9(d))
Commitments (note 12)

Approved by the Board of Directors and authorized for issue on August 9, 2012.

David Adamson, Director	Julian Kemp, CA, Director

- -

RUBICON MINERALS CORPORATION
Consolidated Statements of Comprehensive Loss
Unaudited
(Expressed in Canadian Dollars)

	For the three months ended June 30		For the six months ended June 30
	2012	2011	2012	2011
Expenses
Consulting	$83,608	$89,025	$132,357	$143,810
Depreciation	17,118	13,177	35,271	26,267
General mineral exploration	6,595	29,575	9,948	35,650
Insurance	108,044	135,058	214,335	266,937
Investor relations (note 11)	179,808	191,494	353,074	444,730
Office and rent	89,073	70,318	179,633	146,255
Option fees received in excess of property costs	(310,185)	(313,534)	(685,016)	(627,449)
Professional fees	521,753	207,958	612,487	851,337
Salaries	855,922	469,825	1,513,906	1,002,441
Share-based compensation	1,156,637	708,637	1,957,737	775,914
Transfer agent and regulatory filing fees	179,023	79,918	285,081	130,317
Travel and accommodation	78,271	72,719	129,014	104,293
Loss before other items	(2,965,667)	(1,754,170)	(4,737,827)	(3,300,502)
Foreign exchange losses	(1,267)	(856)	(3,802)	(758)
Interest and other income	632,063	77,554	874,056	192,565
Loss on sale of investments	(15,589)	(577)	(16,410)	(10,122)
Loss before taxes	(2,350,460)	(1,678,049)	(3,883,983)	(3,118,817)
Current income tax recovery	-	17,188	-	17,188
Deferred income tax recovery (expense)	37,708	(8,998)	(2,422)	(67,215)
Net loss for the period	(2,312,752)	(1,669,859)	(3,886,405)	(3,168,844)
Other comprehensive income (loss)
Fair value adjustment, net of deferred taxes, on available for sale financial instruments:
Temporary investments	74,293	2,882	23,572	35,670
Other investments and marketable securities	(149,030)	(897,103)	252,884	(388,856)
Realized losses on marketable securities and other investments reclassified to net loss	15,589	577	16,410	10,122
Other comprehensive income (loss) for the period	(59,148)	(893,644)	292,866	(343,064)
Comprehensive loss	$(2,371,900)	$(2,563,503)	$(3,593,539)	$(3,511,908)

Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Weighted average number of common shares outstanding	287,418,801	214,338,674	271,125,334	214,333,680

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Changes in Equity
Unaudited
(Expressed in Canadian dollars)

	Number of Shares	Share Capital		Share-based Payments Reserve		Accumulated Other Comprehensive Income/Loss		Deficit		Total Equity
		$		$		$		$		$
January 1, 2012	237,954,669		327,311,371		17,097,729		(1,145,992)		(74,522,449)		268,740,659

Public offering (note 9)	49,000,000		200,900,000		-		-		-		200,900,000
Public offering – share issuance costs	-		(9,104,476)		-		-		-		(9,104,476)
Exercise of options	525,000		788,500		-		-		-		788,500
Transfer to share capital on exercise of options	-		531,000		(531,000)		-		-		-
Share-based payments - administration	-		-		2,028,837		-		-		2,028,837
Share-based payments - property	78,813		300,000		1,762,212		-		-		2,062,212
Unrealized net gain on available-for-sale investments	-		-		-		276,456		-		276,456
Realized loss on sale of available-for-sale investments	-		-		-		16,410		-		16,410
Net loss for the six months	-		-		-		-		(3,886,405)		(3,886,405)
June 30, 2012	287,558,482		520,726,395		20,357,778		(853,126)		(78,408,854)		461,822,193

	Number of Shares	Share Capital		Share-based Payments Reserve		Accumulated Other Comprehensive Income/Loss		Deficit		Total Equity
		$		$		$		$		$
January 1, 2011	214,294,674		251,916,237		13,715,079		93,854		(53,125,952)		212,599,218

Exercise of options	44,000		152,538		-		-		-		152,538
Transfer to share capital on exercise of options	-		42,435		(42,435)		-		-		-
Share-based payments - administration	-		-		1,217,955		-		-		1,217,955
Share-based payments - property	-		-		1,560,833		-		-		1,560,833
Shares issue obligation	-		-		600,000		-		-		600,000
Unrealized gain (loss) on available-for-sale investment	-		-		-		(353,186)		-		(353,186)
Realized loss on sale of available-for-sale investment	-		-		-		10,122		-		10,122
Net loss for the six months			-		-		-		(3,168,844)		(3,168,844)
June 30, 2011	214,338,674		252,111,210		17,051,432		(249,210)		(56,294,796)		212,618,636

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Cash Flows
Unaudited
(Expressed in Canadian dollars)
	For the three months ended June 30		For the six months ended June 30
	2012	2011	2012	2011
Cash provided by (used for):
Operating activities
Net loss for the period	$(2,312,752)	$(1,669,859)	$(3,886,405)	$(3,168,844)
Adjustments for:
Depreciation	17,118	13,177	35,271	26,267
Share-based compensation	1,152,526	708,637	2,028,836	775,914
Loss on sale of investment	15,589	577	16,410	10,122
Interest and other income	(632,064)	(101,574)	(870,802)	(216,585)
Other gains and (losses)	4,165	-	6,629	-
Option receipts in excess of property costs	(26,530)	(536,707)	(404,625)	(704,148)
Current income tax	-	(17,188)	-	(17,188)
Deferred income tax	(37,708)	8,998	2,422	67,215
Reclamation deposit	-	5,000	-	5,000
Changes in non-cash working capital:
Accounts receivable and prepaid expenses	951,571	947,747	340,437	755,483
Accounts payable and accrued liabilities	(268,241)	261,887	214,207	(257,676)
Cash used in operating activities	(1,136,326)	(379,305)	(2,517,620)	(2,724,440)
Interest received	410,988	166,262	669,692	318,218
Net cash (used in) operating activities	(725,338)	(213,043)	(1,847,928)	(2,406,222)

Investing activities
Restricted cash	(4,261,647)	-	(4,261,647)	-
Temporary investments	(651,376)	15,431,643	(39,635,982)	41,317,088
Proceeds on sale of available-for-sale investments	38,611	5,363	3,754,882	56,155
Expenditures on property, plant and equipment	(4,173,649)	(2,335,529)	(6,876,739)	(5,180,964)
Exploration and evaluation expenditures	(14,381,199)	(12,609,869)	(27,281,466)	(23,668,348)
Recovery of property costs	-	-	-	-
Reclamation deposit	-	-		(955,360)
Net cash from (used in) investing activities	(23,429,260)	491,608	(74,300,952)	11,568,571

Financing activities
Issuance of common shares, net of issue costs	650,131	-	192,584,024	152,540
Net cash from financing activities	650,131	-	192,584,024	152,540

Increase in cash and cash equivalents	(23,504,467)	278,565	116,435,144	9,314,889
Cash and cash equivalents, beginning of the period	205,809,907	21,004,191	65,870,296	11,967,867
Cash and cash equivalents, end of the period	$182,305,440	$21,282,756	$182,305,440	$21,282,756

See Supplemental cash flow and non-cash activities (note 13)

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Six months ended June 30, 2012

1)	NATURE OF OPERATIONS

Rubicon Minerals Corporation (“Rubicon” or “the Company”) is primarily involved in the acquisition, exploration and development of mineral property interests in Canada and the United States. The Company is incorporated and domiciled in British Columbia, Canada. The address of its registered office is Suite 2800 - 666 Burrard Street Vancouver, BC V6C 2Z7. The Company maintains its head office at Suite 1540 – 800 West Pender Street, Vancouver, BC.

The ability of the Company to recover the costs it has incurred to date on its properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of its properties.

Although the Company is unaware of any defects in its title to its mineral properties, no guarantee can be made that none exist.

2)	BASIS OF PRESENTATION

The Company prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”).  Accordingly, these condensed interim consolidated financial statements follow the same accounting principles and methods of application as the annual consolidated financial statements for the year ended December 31, 2011 but may condense or omit certain disclosures that otherwise would be present in annual financial statements prepared in accordance with IFRS. These financial statements should therefore be read in conjunction with the December 31, 2011 financial statements. Results for the period ended June 30, 2012, are not necessarily indicative of future results.

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant areas requiring the use of estimates and assumptions relate to the review of asset carrying values and determination of impairment charges of assets and available-for-sale investments, valuation of share-based payments, recoverability of deferred income tax assets, and provision for closure and reclamation among others.  Actual results could differ materially from those estimates.

3)	TEMPORARY INVESTMENTS

Temporary investments consist of Government of Canada treasury bills and bank guaranteed investment certificates with an original maturity of greater than 90 days, maturing at various dates in 2012 and 2013, with an aggregate carrying value and market value of $39,879,015 at June 30, 2012 (December 31, 2011 - $nil) and effective interest rates between 1.07% and 1.65%.

4)	MARKETABLE SECURITIES

Marketable securities consist of investments in public company shares and have an aggregate carrying value and fair value of $927,436 at June 30, 2012 (December 31, 2011 - $4,024,810).

5)	RESTRICTED CASH AND DEPOSITS

Restricted cash of $4,261,647 consists of temporary investments deposited as security for a letter of credit and other credit facilities.   Deposits consist of $1,686,224 on deposit with the Ontario Ministry of Northern Development and Mines as security for reclamation and closure of the Phoenix Gold Project.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Six months ended June 30, 2012

6)           PROPERTY, PLANT AND EQUIPMENT

The following is a summary of the changes in property, plant and equipment during the period:

	Assets under Construction		Office Equipment		Mine-site Equipment		Mine-site Buildings		Total
	$		$		$		$		$
Cost
Balance, January 1, 2011		2,750,499		713,250		1,535,937		714,284		5,713,970
Additions		1,492,142		430,721		12,924,526		-		14,847,389
Transfers		(2,721,937)		-		(8,596,957)		9,826,752		(1,492,142)
Disposals		-		(10,611)		-		-		(10,611)
Balance, December 31, 2011		1,520,704		1,133,360		5,863,506		10,541,036		19,058,606
Additions		4,218,707		170,169		732,447		1,755,416		6,876,739
Transfers		(467,906)		-		-		467,906		-
Disposals				(3,080)		(8,000)		-		(11,080)
Balance, June 30, 2012		5,271,505		1,300,449		6,587,953		12,764,358		25,924,265
Accumulated depreciation
Balance, January 1, 2011		-		402,961		229,616		49,861		682,438
Depreciation for the year		-		198,082		298,433		40,392		536,907
Disposals		-		(8,483)		-		-		(8,483)
Balance, December 31, 2011		-		592,560		528,049		90,253		1,210,862
Depreciation for the period		-		124,161		296,945		202,256		623,362
Disposals		-		(616)		(3,835)		-		(4,451)
Balance, June 30, 2012		-		716,105		821,159		292,509		1,829,773
Carrying amounts
January 1, 2011		2,750,499		310,289		1,306,321		664,423		5,031,532
December 31, 2011		1,520,704		540,800		5,335,457		10,450,783		17,847,744
June 30, 2012		5,271,505		584,344		5,766,794		12,471,849		24,094,492

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Six months ended June 30, 2012

7)    EXPLORATION AND EVALUATION ASSETS

The following is a summary of changes in exploration and evaluation assets during the period:

	Phoenix Gold Project Ontario		Other Red Lake Properties Ontario		Alaska Properties, USA		Nevada Properties, USA		Total
	$		$		$		$		$
Balance, January 1, 2011		116,174,868		8,938,239		14,554,191		7,108,613		146,775,911
Costs incurred in the year		56,545,044		123,641		177,946		8,324		56,854,955
Impairments		-		-		(14,732,137)		-		(14,732,137)
Recoveries		-		(308,100)		-		-		(308,100)
Balance, December 31, 2011		172,719,912		8,753,780		-		7,116,937		188,590,629
Costs incurred in the period		34,324,225		40,834		-		-		34,365,059
Balance, June 30, 2012		207,044,137		8,794,614		-		7,116,937		222,955,688

8)	TRADE AND OTHER PAYABLES

	June 30 2012	December 31 2011
Trade payables	$2,811,727	$4,208,516
Payables to a related party (note 10)	1,100,000	70,000
Compensation payable	441,906	1,218,703
Accrued expenses	9,311,645	3,194,068
Other	253,375	639,422
Total trade and other payables	$13,918,653	$9,330,709

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Six months ended June 30, 2012

9)    SHARE CAPITAL

a)	Share issuance

On February 29, 2012, the Company closed a public offering and issued 49,000,000 common shares of the Company at a price of $4.10 per common share for total gross proceeds of $200,900,000.  Total share costs amounted to $9,104,476, which included underwriter’s commission of 4%.

b)	Stock Options

The following is a summary of the changes in the Company’s outstanding stock options:

	Six Months Ended June 30, 2012		Year Ended December 31, 2011
	Number of Options	Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price
			$		$
Balance at the beginning of the period	9,895,996	3.84		7,578,000		2.82
Granted(1)	5,222,230	3.62		3,431,696		5.72
Exercised(2)	(525,000)	1.50		(719,000)		1.21
Expired/Forfeited	(141,900)	5.80		(394,700)		5.27
Outstanding, end of the period	14,451,326	3.83		9,895,996		3.84
Exercisable, end of the period	9,229,096	2.52		8,355,498		3.49
(1)
The fair value of stock options granted during the period, has been estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: exercise and share price – $3.54 (2011 – exercise price - $5.72, share price - $3.56); risk free interest rate: 1.08% (2011 – 1.86%); expected life: 3.88 years (2011 – 2.9 years); expected volatility: 60% (2011 – 63%) and expected dividends: nil (2011- nil).

(2)	The weighted average share price at the time of exercise was $3.32 (2011 - $3.98).

The following is a summary of the Company’s outstanding stock options:

June 30, 2012
Option Price Range	Number Outstanding	Weighted Average Price		Weighted Average Life
		$		(Years)
$0.76 - $1.04	930,000		1.03	0.37
$1.31 - $1.46	1,930,000		1.31	1.50
$1.68 - $3.63	2,455,000		2.92	4.20
$3.96 - $4.53	3,917,230		4.01	4.26
$5.22	2,310,000		5.22	2.54
$5.80	2,909,096		5.80	3.25

Total stock options	14,451,326		3.83	3.17

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Six months ended June 30, 2012

9)    SHARE CAPITAL (continued)

c)	Performance Stock Options

On June 6, 2012, the Company granted 1,400,000 stock options to an executive officer. Of the options granted, 400,000 options vest within 1 year of the grant date and the remaining 1,000,000 options (“the Performance Stock Options”) vest based on milestones related to certain of the Company’s objectives. Subject to the vesting of these Performance Stock Options, the Performance Stock Options are exercisable at $2.94 per share for a period of five years from the date of grant.

The fair value of the Performance Stock Options granted during the period was estimated at the grant date using the Black Scholes option pricing model with the expense being recognized over the expected vesting term. The amount of expense recognized to subsequent period ends will be adjusted for any change in the estimated vesting period and any change to this expense will be recorded in the period of the change. The expense recorded relating to the Performance Stock Options during the period is $218,714.

d)	Stock Appreciation Rights

The following is a summary of the changes in the Company’s outstanding stock appreciation rights (“SARS”):

	Six Months Ended June 30, 2012		Year Ended December 31, 2011
	Number of SARS	Weighted Average Exercise Price	Number of SARS		Weighted Average Exercise Price
			$		$
Balance at the beginning of the period	290,000	4.09		190,000		3.75
Granted	-	-		200,000		4.18
Exercised	(50,000)	3.88		-		-
Converted to stock options	(40,000)	3.88		(100,000)		3.63
Outstanding, end of the period	200,000	4.18		290,000		4.09
Exercisable, end of the period	100,000	4.18		45,000		3.88

The amount of cash payable under these stock appreciation rights will be an amount that will achieve the same after tax receipt of funds as the exercise of an equivalent number of stock options, followed by an immediate sale of the stock.  At June 30, 2012, the total liability outstanding for SARs calculated using the Black-Scholes formula was $246,889 (December 31, 2011 - $379,825)

On July 30, 2012, subsequent to the period end, the Company granted 200,000 SARS to a new director with an exercise price of $3.23 per right, 50% vesting in six months from the date of grant, 50% vesting one year from grant and having an expiry date of five years from the date of grant.  The amount payable upon exercise of the SARS is as described in the preceding paragraph.  Simultaneously with the grant of SARS, the director was also granted 200,000 stock options, with the same exercise and vesting terms but subject to shareholder approval.  Where shareholder approval is received for any of the stock options, the equivalent number of SARS will be cancelled.  Where any of the SARS are exercised, an equivalent number of stock options will be cancelled.

10)	RELATED PARTY TRANSACTIONS

For the six months ended June 30, 2012, the Company incurred legal fees to a law firm, of which a partner is a director of the Company, aggregating to $1,030,000 (June 30, 2011 - $707,549).  The fees are recorded within professional expenses and share issuance costs in these financial statements. As at June 30, 2012, this law firm was owed $1,100,000 (December 31, 2011 - $1,417,406).

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Six months ended June 30, 2012

11)     INVESTOR RELATIONS

	June 30, 2012	June 30, 2011
Salaries & benefits	$194,305	$213,055
Travel & accommodation	56,820	86,583
Shareholder communication	14,434	30,646
Other	87,515	114,446
Total investor relations expense	$353,074	$444,730

12)	COMMITMENTS

(a)
At June 30, 2012, the Company has the following lease, rental and contractual commitments, made for the Company’s office premises, staff accommodations and various contractual obligations made for the acquisition of equipment and to further develop the Company’s Phoenix Gold project:

	June 30, 2012	December 31, 2011
Less than 1 year	$3,197,292	$315,247
Between 1 and 2 years	120,707	162,114
Total commitments	$3,317,999	$477,361

(b)
The Company is required to make certain cash payments, incur exploration costs and pay certain advance royalty amounts to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

13)	SUPPLEMENTAL CASH FLOW AND NON-CASH ACTIVITIES

Cash and cash equivalents are comprised of the following:

	June 30, 2012	December 31, 2011
Cash	$6,474,929	$1,135,218
Federal and provincial government of Canada treasury bills, bank guaranteed investment certificates and high interest savings accounts	175,830,511	64,735,078
Total cash and cash equivalents	$182,305,440	$65,870,296

The Company has excluded from its investing cash flows $4,373,766 (June 30, 2011 - $7,369,895) of change in accounts payable relating to exploration and evaluation expenditures.  Other non-cash investments included $1,762,213 (June 30, 2011 - $1,560,832) recorded in exploration and evaluation expenditures for stock-based compensation awarded to personnel working on mineral properties and $588,090 (June 30, 2011 – $212,507) recorded in exploration and evaluation expenditures for depreciation.